JOHN H. HARLAND COMPANY

2001 ANNUAL REPORT

HARLAND

MISSION

PILLARS

VALUES

Harland's mission is to produce superior returns for our shareholders by being the leading provider of products and services to chosen segments of the financial and educational markets.

Four pillars – Customer Focus, Best People, Innovation and Competitive Advantage – support our mission and guide decision making throughout the company.

Four core values – Respect, Leadership, Focus and Persistence – form the foundation of the Harland Purpose Statement and illustrate how we operate our businesses.

TO OUR SHAREHOLDERS:

Harland is well positioned for growth. Our three segments – Printed Products, Software and Services and Scantron – differ in the products they offer but share one mission: to produce superior returns for our shareholders by being the leading provider of products and services to chosen segments of the financial and educational markets.

Achieving our mission demands that we increase customer satisfaction while improving operational efficiencies. We made great strides on both fronts in 2001 and believe further improvements are attainable in 2002. Among our accomplishments in 2001, we:



Timothy C. Tuff
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

Turned around our software business

One of our most significant achievements in 2001 was the turnaround of our software business. We reported a pre-tax profit of $2.3 million for our Software and Services segment in the fourth quarter, compared to a loss of $13.1 million for the same period in 2000. This profitable business is now one of the largest providers of software designed specifically for financial institutions, and it is growing.

Strengthened our financial position

Our financial position continues to strengthen, as evidenced by the increase in earnings per share and EBITDA (Earnings Before Interest, Taxes, Depreciation, Amortization and non-cash special charges) for the year. Our reported earnings per share for the year increased 31% from 2000 to $1.31, and EBITDA increased 15% to $150 million for the same period. We paid down our long-term debt by $67.5 million while also making three small acquisitions and buying back 505,000 shares of stock.



Darryl W. Jackson
PRESIDENT AND
CHIEF OPERATING OFFICER

Built on our channels of distribution

In both the financial and educational markets, we have strong channels of distribution. We built on these channels in 2001 by introducing new products and services that meet specific needs in key areas of interest to our customers.

Harland Compared to the S&P 500 Harland S&P 500


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Note: The line graph reflects the cumulative, one-year shareholder return on the investment of $100 (assuming the reinvestment of dividends) on December 31, 2000 in the company's common stock compared to such return of the S&P 500 index.

- Touché™, our customer relationship management solution, helps financial institutions develop closer relationships with their customers by improving every point of contact with them.

- Stratics℠, a behavioral modeling tool, identifies consumers about to switch financial institutions, enabling the institutions to initiate customer retention programs.

- Classroom Wizard™ gives teachers the ability to gauge student progress in real time. Students take tests using hand held devices, and the results are transmitted to the teacher's computer.

We will continue to build on these channels of distribution by developing additional new products and services that help our customers meet their business objectives.

In 2001, we also outperformed the S&P 500, which is one of our internal measures of success. We're proud of this achievement, but we realize that if we are to continue outperforming the index, we must deliver consistent, predictable and increasing earnings.

Financial Position

We continued to strengthen our financial position in 2001, increasing revenues and net income while reducing long-term debt.

Revenues in 2001 were $743.2 million, a 3.1% increase over 2000 revenues of $720.7 million. We are pleased with the increase, particularly given the economic environment in the latter part of 2001, but our expectation is that we will achieve a higher percentage of top-line growth in 2002.


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EBITDA
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(Earnings Before Interest, Taxes, Depreciation, Amortization and non-cash special charges.)

Net income for 2001 was $39.0 million, or basic and diluted earnings per share of $1.34 and $1.31, respectively, compared to $28.7 million, or basic and diluted earnings per share of $1.01 and $1.00, respectively, in 2000. Excluding unusual items in 2001 and 2000, adjusted earnings per share for 2001 were $1.58, compared to adjusted earnings per share of $1.56 in 2000. Unusual items in 2001 totaled $0.27 per share and included the impairment of an investment, the accelerated vesting of certain restricted stock grants and severance-related charges. Unusual items in 2000 totaled $0.56 per share and included a restructuring charge, a charge for acquired in-process research and development and a gain on the sale of an investment.

EBITDA for the year was $149.9 million, nearly 15% higher than EBITDA in 2000 and 28% higher than EBITDA in 1999.

We also improved management of our balance sheet, reducing long-term debt by $67.5 million in 2001 and reducing our receivables days outstanding from 41 days to 30 days. Most of the improvement in days outstanding was in our software segment.

Our strong financial position reflects how we have improved operations. It is also indicative of our overall financial strength, which gives us options to further increase shareholder value.

Printed Products

Harland Printed Products consists of Checks, Direct Marketing and Investment Services and Harland Business Solutions. Segment revenues of $527.3 million in 2001 accounted for 71% of our total revenue for the year. Segment income (before income taxes) was $89.9 million.



Bringing customer service back in-house is part of our strategy to make every contact with our customers an opportunity to strengthen that relationship.

While our checks business is a mature business, we believe that growth opportunities still exist, and we spent 2001 building the platform needed to pursue those opportunities.

We brought customer service for our personal checks business back in-house. This vital function was outsourced several years ago, and customer service – an area in which Harland had historically excelled — deteriorated significantly. Beginning in mid-2000, we systematically and steadily brought it back in-house. Today, Harland employees manage customer service for all our personal checks customers from state-of-the-art call centers in Atlanta and Salt Lake City, and we are well on our way to restoring superior customer service as a hallmark of Harland.

The number of customers using our Financial Institution Referral Program more than tripled in 2001 and grew 25% in the fourth quarter alone. The program helps financial institutions retain more commercial orders by outsourcing the ordering process to Harland.

We continued to implement digital technology in our imprint facilities, keeping this important initiative on track and on budget. At the end of 2001, five imprint facilities had been converted to digital, which is more efficient and flexible, and the remaining four plants will be converted by mid-year 2002.

Improvements in check volumes do not show right away given the lead time in implementing a new contract. As a result, check volumes are expected to remain down through the first half of 2002. However, we are encouraged by the new check contracts signed in the fourth quarter of 2001, and the impact from these contracts is expected to show in the second half of 2002.

Harland Business Solutions, which handles our computer checks and forms business, continues to grow. In 2001, we saw an increase in new financial software customers thanks to new product and service offerings. At the same time, the number of financial institutions using our FI Referral Program more than tripled in 2001 and grew 25% in the fourth quarter alone. The program helps financial institutions retain more commercial orders by outsourcing the ordering process to Harland.

Our Direct Marketing and Investment Services business was significantly affected by the economy in 2001 and has not shown as much progress as other parts of our business. Investment Services experienced a decline in new brokerage accounts, and the business as a whole was affected by the disruption to the postal system after September 11. We saw an increase in interest for direct mail from credit card companies toward the end of the year, and we expect that business to pick up as the economy rebounds. In addition, many of our check customers do a considerable amount of direct marketing business, and we believe there is substantial opportunity to grow our direct marketing business by cross-selling to these customers.

Software and Services



By providing our customers with state-of-the-art technology and applications, we enable them to make smarter decisions and work more efficiently.

When it comes to our Software and Services segment, what a difference a year makes.

Software and Services is composed of Harland Financial Solutions, which includes Delivery Systems, Financial Intelligence, Host Processing and Mortgage Services; and Harland Analytical Services, which provides behavioral modeling solutions to financial institutions.

A year ago, we were in the initial phase of integrating Concentrex, which we had acquired in August 2000, into the company. The Concentrex business was losing significant amounts of money, and our traditional database marketing and loan origination software businesses were also struggling. We believed we could turn the combined software organization into a profitable business with solid cash flow, and that's precisely what we have done. We also believed this business would eventually provide us a platform for growth, and we have entered 2002 with that platform largely in place.

In turning our software business around, we consolidated operations, spun off unprofitable businesses, discontinued unprofitable product lines and sped up development of new products. The results illustrate our progress. Revenue for the segment was $121.3 million, compared to $60.5 million in 2000 (2000 figures do not include a full year of revenue from the Concentrex acquisition). The segment reported a loss of $932,000 for the year, compared to a loss of $26.7 million in 2000. EBITDA for the segment was $16.9 million for the year. More than half of our software revenue is now recurring revenue. Customer satisfaction has increased, and our backlog is up significantly. We believe that continuing to pursue our strategy will result in solid growth in our software business in 2002.

Harland Financial Solutions

Delivery Systems is the leading provider of lending and compliance applications to financial institutions and continues to be the cornerstone of Harland Financial Solutions. As a compliance business, it is less dependent on economic cycles than most software businesses.

In 2001, we introduced term contracts in this business, which are designed to increase margins and the percentage of recurring revenue. While this defers revenue recognition in the short term, term contracts will enable us to report revenue on a more predictable basis in the future. More than 30% of Delivery Systems contracts signed in 2001 were term contracts.

Financial Intelligence also is showing marked improvement. With changes in the economy and increased competition, financial institutions are prioritizing their investments, and one area they are focusing on is customer relationship management or CRM. In mid-2001, we introduced Touché, our CRM solution designed specifically for financial institutions. We are pleased with the market's interest in Touché, which resulted in the signing of more than 20 contracts by the end of 2001.

Touché



Our software business is designed to help financial institutions manage profitable relationships with pinpoint accuracy. In a sea of prospects, it is able to bring profitable customers into focus.

Host Processing, which provides core application processing software for credit unions, and which operates under the ULTRADATA® brand, has turned around. All of our financial intelligence products are now integrated with our ULTRADATA suite of products, and we believe that the combination of transaction processing and business intelligence software gives us a unique competitive advantage.

Mortgage Services is the only part of our software business that was not yet profitable by the end of 2001. We took a hard look at this business, which accounts for less than 5% of revenue for our software business, and decided to reposition our product as a more standardized offering. We have a sound product and believe a more standardized approach will broaden its appeal, and we have begun to aggressively market this product.

Harland Analytical Services

Software and Services also includes Harland Analytical Services, which enables financial institutions to better manage customer relationships by measuring 80 behavioral attributes and developing models that can gauge future customer behavior. For example, these models, marketed under the brand name Stratics, help financial institutions identify customers most likely to switch to a competitor, the customer's propensity to purchase a specific product and the financial product a customer is most likely to purchase next.

Harland Analytical Services and its Stratics models are one example of how we believe we can grow the company through internal development, and while Stratics is still in its early stages, we are encouraged by its reception in the market.

Scantron

Scantron is one of the premier providers of technologically advanced data collection and testing assessment.

Scantron's revenues of $95.9 million in 2001 accounted for 13% of our total revenue for the year and a 2.7% increase from the $93.4 million reported in 2000. Segment income for the year (before income taxes) rose 29.6% to $25.3 million.



Scantron is combining its expertise in testing and assessment with the latest technology, such as hand-held devices, to give teachers and students instant feedback on performance.

We have almost 100% name recognition in the education industry and enviable market penetration – more than 90% of all high schools and 80% of all colleges and universities use a Scantron product. We will build on this market position through new products and services, such as Classroom Wizard, which we launched in 2001.

Classroom Wizard is the first real-time testing solution for the industry, allowing students to take tests using hand-held devices. We have partnered with other companies on this technology and now can enable teachers to use Scantron's technology to deliver custom tests that conform to federal and state standards. This gives teachers immediate and consistent feedback on how students are performing against requisite standards. Classroom Wizard was introduced mid-year and we are pleased with its reception in the market.

We also acquired two companies in this segment in 2001: ImTran, Inc., a provider of automated data collection and document imaging solutions, was acquired in March, and Scanning Systems, a provider of optical mark recognition hardware and scannable forms, was acquired in October.

With the addition of document imaging through the ImTran acquisition, we can now provide a total solution for our customers' forms-based transactions, including printing, distributing, processing and electronic archiving. The acquisition of Scanning Systems, which was immediately accretive to earnings, strengthens Scantron's core business. And with Scantron's nationwide service business, we can maintain the systems as well. There is considerable opportunity for selling Scantron's survey, scanning, imaging and services products to existing customers of both Scantron and Harland, as well as to new customers in the educational, financial and commercial markets.

Looking Ahead

Our attention is now focused squarely on the year ahead and the opportunities that it will present. We will aggressively pursue these opportunities and look to improve shareholder value by improving both the top and bottom line. To do this, we will focus on four things in 2002:

Improving Execution

We can improve our existing businesses even more, and we will do it through a combination of process improvements and the faster rollout of new technology.

Growing Market Share Through Improved Customer Experience

Anyone can buy market share. What's more meaningful – and lasting – is to grow market share by having customers choose to do business with us because of superior customer experience.

Creating Unique Competitive Advantages

The integration of financial intelligence and transaction processing skills we are already demonstrating through Harland Financial Solutions is a good example of a competitive advantage. We will develop others.

Making Smart Acquisitions That Leverage Channels of Distribution

We will take a disciplined approach to acquisitions. Any acquisitions will complement our existing business and build on our strong channels of distribution.

In addition, we remain committed to our long-term goals of 10% revenue growth and 12% earnings growth annually on average and of outperforming the S&P 500. Each of our three segments is positioned to help us achieve these goals.

Printed Products continues to progress and has the tools for further improvements and stronger cash flow. Software and Services is one of the largest software businesses focused exclusively on financial institutions and is growing. Scantron is a highly profitable leader in the area of testing and assessment and is introducing new products in this growing market segment.

We believe we will achieve our goals for another reason: our employees. Our employees are well-grounded in the Harland Purpose Statement outlined in the front of this report. They use the pillars to guide their decision making, and they share a common set of values. They are determined to make Harland successful, and with their dedication and commitment, we will be.

We hope you share our pride in the significant achievements of the past year and our confidence that our strategy will result in greater achievements in the future.

Sincerely,

Timothy C. Tuff
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

Darryl W. Jackson
PRESIDENT AND
CHIEF OPERATING OFFICER

Eleven-Year Highlights (at December 31)

in thousands except per share amounts

	Net Sales	Net Income	Shareholders' Equity	Total Assets	Return on Sales	Return on Equity	Earnings Per Share Basic	Earnings Per Share Diluted	Dividends Per Share	Price Of Common Stock
01	$743,203	$38,974 [1]	$202,024	$466,993	5.2%	20.9%	$1.34 [1]	$1.31 [1]	$.30	$ 22.10
00	720,677	28,697 [2]	171,365	522,926	6.6% [5]	26.6% [5]	1.01 [2]	1.00 [2]	.30	14.13
99	702,512	42,684	169,026	391,405	6.1%	25.8%	1.39	1.37	.30	18.31
98	673,947	(20,647) [3]	162,314	391,770	3.4% [5]	11.6% [5]	(.66) [3]	(.66) [3]	.30	15.81
97	659,954	17,296	192,826	426,186	2.6%	9.2%	.56	.56	.30	21
96	713,819	(13,854) [4]	182,403	454,731	7.1% [5]	21.6% [5]	(.45) [4]	(.45) [4]	1.02	33
95	656,902	46,017	222,147	474,650	7.0%	21.6%	1.51	1.50	1.02	20.88
94	600,970	51,240	203,414	422,283	8.5%	26.5%	1.68	1.67	.98	20
93	592,229	52,522	183,674	364,973	8.9%	23.9%	1.62	1.61	.94	21.63
92	501,384	56,638	256,222	339,880	11.3%	20.7%	1.59	1.58	.90	26
91	425,511	47,435	292,263	351,544	11.1%	16.1%	1.27	1.26	.86	23.88

[1] Includes a write-down of the Company's investment in Netzee, Inc. of $6.1 million after income taxes ($0.20 per share-diluted).

[2] Includes a restructuring charge of $11.0 million after income taxes ($0.38 per share-diluted) and in-process research and development costs totaling $8.2 million after income taxes ($0.28 per share-diluted).

[3] Includes a restructuring charge of $43.7 million after income taxes ($1.41 per share).

[4] Includes a restructuring charge and in-process research and development costs totaling $64.4 million after income taxes ($2.09 per share).

[5] Excludes the impact of restructuring charges and in-process research and development costs, where applicable.

Consolidated Financial Statements Contents

JOHN H. HARLAND COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

John H. Harland Company (the "Company") operates its business in three segments. The Printed Products segment ("Printed Products") includes checks and direct marketing activities marketed primarily to financial institutions.

The Software and Services segment ("Software") is focused on the financial institution market and includes lending and mortgage origination and closing applications, database marketing software, host processing applications and business intelligence solutions.

The Scantron segment ("Scantron") represents products and services sold by the Company's Scantron subsidiary including scanning equipment and software, scannable forms, survey solutions and field maintenance services. Scantron sells these products and services to the commercial, financial institution and education markets.

Results of Operations
2001 versus 2000

Consolidated net sales for the year ended December 31, 2001 were $743.2 million compared to $720.7 million for the year ended December 31, 2000, an increase of 3.1%. Printed Products sales were $527.3 million in 2001 compared to $567.5 million in 2000, a decrease of 7.1%. The largest decrease in Printed Products occurred in traditional check printing operations where an 11.2% volume decrease primarily reflected a decline in orders received from a direct check marketer and the loss of market share. A gain in share in the community bank market was more than offset by a decline in the large bank market. The impact of these two factors was moderated by an improvement of 3.7% in average price per unit. Sales in direct marketing also decreased due to the general economic slowdown which resulted in lower credit card promotions and fewer openings of brokerage accounts.

Software sales increased 100.7% from $60.5 million in 2000 to $121.3 million in 2001 primarily due to the acquisition of Concentrex Incorporated ("Concentrex") (see Note 2). Comparing the September through December periods of 2000 and 2001, where the results are comparable relative to the acquisition of Concentrex, Software sales decreased 3.2% in 2001 compared to the 2000 period. This decrease was due to the Company's decision to exit from unprofitable product lines, an increase in usage-based contracts and a higher proportion of term license agreements compared with perpetual agreements. The usage-based contracts and term license agreements defer contract payments and revenue recognition into future periods which should mitigate revenue volatility in the future as those deferred revenues are recognized on a more stable, predictable basis.

Scantron's sales were $95.9 million in 2001 compared to $93.4 million in 2000, an increase of 2.7%. The increase in Scantron's sales was primarily due to aquisitions and internal growth in Scantron's field services and survey solutions divisions. In 2001, Scantron's scanning division sales were relatively flat compared to 2000 with increased sales in forms products and additional sales related to its acquisition of Scanning Systems (see Note 2) being offset by a decrease in optical mark reading equipment sales, a result of a shift to greater use of on-line technologies.

Consolidated gross profit increased by 14.2% from $294.1 million in 2000 to $335.9 million in 2001 and increased as a percentage of sales from 40.8% in 2000 to 45.2% in 2001. The increase in consolidated gross profit was the result of cost management and productivity improvement initiatives and a favorable change in sales mix. Printed Products gross profit decreased 4.9% in 2001 from 2000 due to lower volumes in checks and in direct marketing. However, Printed Products gross profit as a percentage of sales increased from 37.1% in 2000 to 38.0% in 2001, a result of the combination of the increase in average price per unit, process improvements and new technology. Software's gross profit, as a percent of sales, increased to 67.8% in 2001 from 58.0% in 2000 primarily due to a full year's effect of the Concentrex acquisition. Scantron's gross profit increased by 9.8% over 2000 and increased as a percentage of sales to 55.3% in 2001 from 51.7% in 2000 due to lower costs resulting from restructuring in 2000 and efficiencies gained from consolidating printing operations into a single facility in 2001.

Consolidated selling, general and administrative expenses ("SG&A") totaled $233.3 million in 2001 compared to $201.7 million in 2000, an increase of 15.7%. As a percentage of sales, SG&A increased from 28.0% in 2000 to 31.4% in 2001. The increase was primarily due to the addition of Concentrex operations which had higher

SG&A costs in relation to sales than the Company's other operations. Compensation costs of $3.0 million associated with accelerated vesting of certain restricted stock grants made in 2001 as a result of the Company's favorable stock price performance also contributed to the increase (see Note 7). The increase in SG&A costs was moderated by decreased expenses due to employee positions eliminated in a reorganization that occurred in 2000 and also due to lower customer service costs in Printed Products resulting from a reduction in contract payments to a service provider.

During the fourth quarter of 2000, the Company recorded a restructuring charge of $14.5 million (see Note 3) which was primarily for impairment of intangible assets and severance-related expenses. The impairment of intangibles was a result of the Company's examination during the fourth quarter of the long-term viability of product offerings in two of its software operations. Subsequent to the acquisition of Concentrex in August 2000, the Company decided to discontinue certain DOS-based products and migrate current customers to similar Concentrex product offerings or to a web-based product currently in development. As a result of this decision, the remaining intangibles associated with these products were written off. Due to lower than anticipated sales of a new version of an existing product, the Company revised the long-term prospects of another of its software operations. The revision of expectations required an adjustment of the carrying value of the operation's long-term assets to the calculated value based on discounted projected cash flows. The impairment charges for these two actions had a total pre-tax impact of $9.4 million, or $7.9 million after tax. The severance costs resulted primarily from a reorganization of the Company into three distinct segments. In connection with the reorganization during the fourth quarter of 2000, the Company eliminated 145 positions, which resulted in a pre-tax charge of $4.3 million, or $2.6 million after tax.

Amortization of intangibles in 2001 increased by $4.7 million from 2000 primarily due to the Concentrex acquisition in August 2000.

Other Income (Expense) increased from an expense of $6.2 million in 2000 to $17.7 million in 2001. The increase was primarily due to the combination of a $7.8 million write-down in 2001 of the Company's equity investment in Netzee, Inc. ("Netzee") and a $2.9 million gain on the sale of a Company investment in 2000. The increase was partially offset by a decrease in interest expense due to decreases in debt levels and interest rates.

The Company's effective income tax rate was 45.0% in 2001 and 47.1% in 2000. The effective rate in 2001 included the impact of a change in the valuation allowance associated with a portion of the tax benefit related to the Netzee capital loss. The effective rate in 2000 reflected the impact of non-deductible costs including acquired in-process research and development and impairment of intangibles that were in restructuring costs. See Note 5 to the Consolidated Financial Statements for factors affecting the tax rate in each year.

Net income for 2001 was $39.0 million compared to $28.7 million for 2000. Basic and diluted earnings per share for 2001 were $1.34 and $1.31, respectively, compared to basic and diluted earnings per share of $1.01 and $1.00 in 2000. Included in 2001 were charges for the write-down of the investment in Netzee, costs associated with accelerated vesting of stock-based compensation and severance costs related to a plant consolidation which reduced diluted earnings by $0.27 per share. Included in 2000 were charges for restructuring and acquired in-process research and development costs, which reduced diluted earnings by $0.66 per share. These were offset partially by a gain on the sale of an investment, which increased earnings per share by $0.10. The acquisition of Concentrex had a dilutive impact on 2000 earnings of $0.10 per share.

Results of Operations
2000 versus 1999

Consolidated net sales for the year ended December 31, 2000 were $720.7 million compared to $702.5 million for the year ended December 31, 1999, an increase of 2.6%. Printed Products sales were $567.5 million in 2000 compared to $577.7 million in 1999, a decrease of 1.8%. The largest decrease in Printed Products occurred in traditional check printing operations where a 6.0% volume decrease was due to a decline in orders received from a direct check marketer and the loss of certain large customers resulting from continued consolidation in the financial institution industry. The average price per unit in traditional check printing operations grew by 2.7% and partially offset the impact of lower volumes. Direct marketing volume and sales also declined in 2000.

Software sales increased 120.0% from $27.5 million in 1999 to $60.5 million in 2000 primarily due to the acquisition of Concentrex (see Note 2). Sales from the acquired operations totaled $36.8 million for the period from August 23, 2000 (date of acquisition) to December 31, 2000. Sales in previously existing Software operations were down compared to 1999 due to a delay in the delivery of a new loan and deposit origination product and slower than anticipated sales of database marketing software products.

Scantron's sales were $93.4 million in 2000 compared to $97.6 million in 1999, a decrease of 4.3%. The decrease in sales was primarily due to the divestiture of Scantron Quality Computers ("SQC") in December 1999. Adjusted for the divestiture of SQC, Scantron sales increased 2.2% with the increases occurring in its scanning and survey divisions. Scantron's field services division had a slight decrease in sales compared to 1999.

Consolidated gross profit increased by 11.3% from $264.3 million in 1999 to $294.1 million in 2000 and increased as a percentage of sales from 37.6% in 1999 to 40.8% in 2000. The increase in Printed Products gross profit as a percentage of sales to 37.1% in 2000 from 35.0% in 1999 accounted for most of the consolidated gross profit increase. Printed Products gross profit improvement resulted primarily from a price increase, a favorable product pricing/mix and improvement in productivity due to the implementation of new technology and price enhancements. Software's gross profit, as a percentage of sales, increased to 58.0% in 2000 from 52.0% in 1999. Scantron's gross profit increased by 0.9% over 1999 and increased as a percentage of sales to 51.7% in 2000 from 49.0% in 1999 due to product mix and the divestiture of SQC in 1999, which had lower margins.

SG&A totaled $201.7 million in 2000, an increase of 9.0% over 1999. As a percentage of sales, SG&A increased from 26.3% in 1999 to 28.0% in 2000. The increase was due in part to the addition of Concentrex operations which had higher SG&A costs in relation to sales than the Company's traditional operations. The impact of the Concentrex acquisition was partially offset by decreases in corporate expenditures relating to Year 2000 and other projects in 1999.

During the fourth quarter of 2000, the Company recorded a restructuring charge of $14.5 million (see Note 3) which was primarily for impairment of intangible assets and severance-related expenses. The impairment of intangibles was a result of the Company's examination during the fourth quarter of the long-term viability of product offerings in two of its software operations. Subsequent to the acquisition of Concentrex in August 2000, the Company decided to discontinue certain DOS-based products and migrate current customers to similar Concentrex product offerings or to a web-based product currently in development. As a result of this decision, the remaining intangibles associated with these products were written off. Due to lower than anticipated sales of a new version of an existing product, the Company revised the long-term prospects of another of its software operations. The revision of expectations required an adjustment of the carrying value of the operation's long-term assets to the calculated value based on discounted projected cash flows. The impairment charges for these two actions had a total pre-tax impact of $9.4 million, or $7.9 million after tax. The severance costs resulted primarily from a reorganization of the Company into three distinct segments. In connection with the reorganization during the fourth quarter, the Company eliminated 145 positions, which resulted in a pre-tax charge of $4.3 million, or $2.6 million after tax.

Amortization of intangibles in 2000 increased by $3.3 million from 1999 primarily due to the Concentrex acquisition in August 2000.

Interest expense increased by $3.2 million in 2000 due to increases in debt levels related to the financing of the Concentrex acquisition and refinancing of existing debt.

Other income—net increased $1.8 million in 2000 due primarily to a gain on the sale of a Company investment in the fourth quarter.

The Company's effective income tax rate was 47.1% in 2000 and 37.7% in 1999. The effective rate increased due to the impact of non-deductible costs in 2000, including acquired in-process research and development, impairment of intangibles included in restructuring costs and Concentrex-related intangible amortization. The increase between years was moderated by an increase in tax credits in 2000. See Note 5 to the Consolidated Financial Statements for factors affecting the tax rate in each year.

Net income for 2000 was $28.7 million compared to $42.7 million for 1999. Basic and diluted earnings per share for 2000 were $1.01 and $1.00, respectively, compared to basic and diluted earnings per share of $1.39 and $1.37 in 1999. Included in 2000 were charges for restructuring and acquired in-process research and development costs, which reduced diluted earnings by $0.66 per share. These were offset partially by a gain on the sale of investments, which increased earnings per share by $0.10. The acquisition of Concentrex had a dilutive impact on 2000 earnings of $0.10 per share.

Financial Condition, Capital Resources and Liquidity

Cash flows provided from operations in 2001 were $133.7 million, an increase of 31.6% over $101.6 million for 2000. The increase in cash provided by operations was due primarily to increases in net income adjusted for depreciation and amortization. Financing activities used $79.2 million in 2001 compared to providing $69.8 million in 2000. The primary uses of funds in 2001 were to fund reductions of outstanding debt balances, capital expenditures, refundable contract payments, dividend payments to shareholders and purchases of treasury stock.

Capital expenditures totaled $47.5 million in 2001 compared to $40.5 million in 2000. The increase in capital expenditures related primarily to process improvement activities in Printed Products. During 2001, the Company expended approximately $17.5 million related to digital printing costs compared to $16.3 million in 2000. In 2002, capital expenditures are forecasted to be in the $38.0 million to $42.0 million range and will include further digital technology implementation and process improvements.

In March 2000, the Company's Board of Directors extended a program authorizing the repurchase of the Company's outstanding common stock of up to 3.1 million shares with an authorization for an additional 2.9 million shares for a total of up to 6 million shares. Shares repurchased under this program may be held in treasury, used for acquisitions, used to fund the Company's stock benefit and compensation plans or for other corporate purposes. In March 2001, the Company completed the original authorization. The total cost of the 3.1 million shares repurchased was $57.5 million. As of December 31, 2001, the Company has repurchased 445,146 shares of its common stock under the additional authorization at a cost of approximately $9.1 million.

As of December 31, 2001, the Company's accumulated other comprehensive income totaled $3.7 million and consisted of net unrealized gains on investments, net changes in fair value of cash flow hedging instruments and foreign currency translation adjustments. In September 2001, the Company's investment in Netzee was written down to its market value due to the Company's evaluation that the decline in the value of Netzee stock was other than temporary.

The Company has a $325.0 million revolving credit facility with a syndicate of banks. The Credit Facility matures in 2004 and may be used for general corporate purposes, including acquisitions, and includes both direct borrowings and letters of credit. As of December 31, 2001, direct borrowings totaled $124.0 million under the facility. There were $4.4 million in outstanding letters of credit which were issued under the credit facility leaving $196.6 million available for borrowings at December 31, 2001.

In November 2000, in conjunction with the sale of certain assets to Netzee, the Company extended a guaranty to a financial institution, on behalf of Netzee, of Automated Clearing House exposures up to an amount not to exceed $15.0 million. In March 2001, the guaranty was terminated with no liability to the Company.

On December 31, 2001, the Company had $10.1 million in cash and cash equivalents and $196.6 million available for borrowing under the credit facility. The Company believes that its current cash position, funds from operations and the availability of funds under the credit facility will be sufficient to meet anticipated requirements for working capital, dividends, capital expenditures and other corporate needs. Management is not aware of any condition that would materially alter this trend. The Company also believes that it possesses sufficient unused debt capacity and access to equity capital markets to pursue additional acquisition opportunities.

Contractual Obligations and Commitments

The following table aggregates the Company's contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future. The commitment amounts are as of December 31, 2001 (in millions):

		Payments Due by Period				
Contractual Obligations and Commitments	Total	2002	2003	2004	2005	2006+
Long-term debt	$124.2	$ 0.1	$ 0.1	$124.0	$ —	$ —
Operating leases	97.6	16.0	13.2	11.1	10.3	47.0
Digital printing equipment	6.2	6.2	—	—	—	—
Total	$228.0	$22.3	$13.3	$135.1	$10.3	$47.0

Acquisitions

In March 2001, the Company's Scantron subsidiary acquired ImTran, Inc. ("ImTran"). ImTran was a data collection and document capture solutions firm specializing in automated data collection and document imaging. In October 2001, the Company's Printed Products segment acquired the assets of DocuPrint, Incorporated ("DocuPrint"). DocuPrint produced forms for major financial institutions. Also in October 2001, the Company's Scantron subsidiary acquired substantially all the assets of the Scanning Systems division of Associated Business Products, Inc., a subsidiary of Global DocuGraphix, Inc. for approximately $6.0 million in cash.

The assets acquired through acquisitions in 2001 totaled $7.5 million. Of the total acquisition costs, $5.7 million was allocated to goodwill. All consideration was paid in cash that was funded with proceeds from the Company's credit facility.

On August 23, 2000, the Company completed its cash tender offer for the outstanding common stock of Concentrex. The acquired operations provide technology-powered solutions to deliver financial services, including a broad range of traditional software and services integrated with e-commerce solutions to over 5,000 financial institutions of all types and sizes in the United States. Consideration totaled $146.9 million of which approximately $100.0 million was funded from a credit facility obtained by the Company (see Note 4).

As part of the Concentrex acquisition, the Company acquired in-process research and development costs of $8.2 million, which were expensed at acquisition, and represented the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility.

A portion of the Concentrex acquisition cost was allocated to the net realizable value of certain assets of the acquired operation's online banking and electronic payments business which the Company identified as a business held for sale. In November 2000, these assets, which totaled $8.2 million, were sold to Netzee in exchange for Netzee common stock. The Company also extended a $5.0 million line of credit to Netzee of which $3.0 million and $5.0 million were outstanding at December 31, 2001 and December 31, 2000, respectively. In September 2001, the Company determined that the decline in market value of its investment in Netzee was other than temporary and the investment was written down to its market value, resulting in a recognized loss before income taxes of $7.8 million.

All acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of each have been included in the Company's consolidated financial statements from the date of acquisition.

Outlook

The Company believes that its financial position continues to be strong and expects a positive cash flow in all business segments in 2002. The Company projects an increase in the Printed Products segment's 2002 profits due to implementation of new technology and process improvements. Printed Products sales are expected to stabilize during the second half of 2002 compared with the recent trend of declining sales. The Company anticipates the Software and Services segment's profitability will continue to improve steadily during 2002 due to increased sales of existing products and services as well as new products and services. The Scantron segment is also projected to increase sales and profits in 2002 through internal growth in sales and a full year's impact from acquisitions. Consolidated SG&A, as a percentage of sales, is expected to increase slightly in 2002. The effect of discontinuing goodwill amortization with the implementation of a new accounting pronouncement (see the New Accounting Standards section of Note 1) will have a positive effect on the Company's net income.

Risk Factors and Cautionary Statements

When used in this report and in subsequent filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in written or oral statements made by authorized representatives of the Company, the words or phrases "should result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to certain risks and uncertainties, including, but not limited to, those discussed below that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. Caution should be taken not to place undue reliance on any such forward-looking statements, which speak only as of the date such statements are made and which may or may not be based on historical experiences and/or trends which may or may not continue in the future. The Company does not undertake and specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances occurring after the date of such statements or to reflect the occurrence of unanticipated events.

Various factors may affect the Company's financial performance, including, but not limited to, those factors discussed below and could cause the Company's actual results for future periods to differ from any opinions, statements or projections expressed with respect thereto. Such differences could be material and adverse. Many variables will impact the ability to achieve sales levels, improve service quality, achieve production efficiencies and reduce expenses in Printed Products. These include, but are not limited to, the implementation of new digital technology, automated ordering systems and call service centers used in the Company's manufacturing and customer service operations.

Several factors outside the Company's control could negatively impact check revenue. These include the continuing expansion of alternative payment systems such as credit cards, debit cards and other forms of electronic commerce or on-line payment systems. Check revenues could also be adversely affected by continued consolidation of financial institutions, competitive check pricing and the impact of governmental laws and regulations. There can be no assurances that the Company will not lose significant customers or that any such loss could be offset by the addition of new customers.

While the Company believes substantial growth opportunities exist in the Software and Services segment, there can be no assurances that the Company will achieve its revenue or earnings growth targets. The Company believes its software business still represents a turnaround and therefore has many inherent risk factors, including but not limited to the retention of employee talent and the retention of customers. Also, variables exist in the development of new software products, including the timing and costs of the development effort, product performance, functionality, product acceptance, competition, and general changes in economic conditions or U.S. financial markets.

Several factors outside of the Company's control could affect results in the Scantron segment. These include the rate of adoption of new electronic data collection, testing and assessment methods, which could negatively impact current forms, scanner sales and related service revenue. The Company continues to develop products and services that it believes offers state of the art electronic data collection, testing and assessment solutions. However, variables exist in the development of new testing methods and technologies, including the timing and costs of the development effort, product performance, functionality, market acceptance, adoption rates, competition and the funding of education at the federal, state and local level, all of which could have an impact on the Company's business.

Market Risk

All financial instruments held by the Company are held for purposes other than trading and are exposed to primarily two types of market risks: interest rate and equity price.

Interest Rate Risk

The Company is exposed to interest rate risk on its variable rate debt. At December 31, 2001, the Company had outstanding variable rate debt of $124.0 million. In order to manage its exposure to fluctuations in interest rates, the Company has entered into interest rate swap agreements, which allow it to raise funds at floating rates and effectively swap them into fixed rates. At December 31, 2001, the notional principal amount of interest rate swaps outstanding was $98.0 million. The Company believes that its interest rate risk at December 31, 2001 was minimal. These derivative financial instruments are viewed as risk management tools and are entered into for hedging purposes only. The Company does not use derivative financial instruments for trading or speculative purposes.

The fair value of the swaps, which represent what the Company would have to pay to terminate the swaps, reflected a loss of $2.2 million ($1.3 million net of income taxes) at December 31, 2001. The fair value of the swaps was recognized on the balance sheet in other liabilities with a corresponding charge to accumulated other comprehensive income, a component of shareholders' equity. Charges and credits to other comprehensive income will net to zero over the term of interest rate swap agreements that are not terminated early.

Equity Price Risk

The fair value of the Company's investments is primarily affected by fluctuations in the market price for the common stock of Bottomline Technologies, Inc. and Netzee. The change in market value has been accounted for as a component of other comprehensive income. In September 2001, the Company's management determined that the decline in Netzee's market value was other than temporary. The investment was written down to its market value resulting in a recognized loss of $7.8 million. The following presents the Company's investment in Bottomline and Netzee reflecting the high and low closing market prices for the year ended December 31, 2001 (in thousands):

	Carrying Value (a)	High (b)	Low (b)
Investment in:			
Bottomline	$5,458	$14,427	$1,465
Netzee	924	7,838	358

(a) Based on market value as of December 31, 2001.
(b) Based on quoted market prices for these items.

Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangibles" ("SFAS 142"). SFAS 141 addresses financial accounting and reporting for business combinations. Under SFAS 141, all business combinations are to be accounted for using the purchase method of accounting. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are tested at least annually for impairment. Separable intangible assets with defined lives will continue to be amortized over their useful lives. The provisions of SFAS 142 apply to goodwill and intangible assets recognized on the Company's financial statements on January 1, 2002 and thereafter. In 2001, amortization of goodwill totaled $11.2 million, most of which was non-deductible for tax purposes. The Company has not yet assessed the other financial statement impact of adopting SFAS 142. The Company has engaged a third party for valuations of the businesses which have associated goodwill balances and will determine whether an impairment exists by June 30, 2002.

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 will be effective for the Company beginning January 1, 2002. The Company does not believe the adoption of SFAS 144 will have a material effect on the Company's financial position or results of operations.

Critical Accounting Policies

The Company has identified certain of its accounting policies as critical to its business operations and the understanding of its results of operations. These policies include revenue recognition, impairment of long-lived assets, goodwill and other intangibles, software and other development costs, and income taxes.

The Company considers its revenue recognition policy as critical to its reported results of operations primarily in its Software and Services segment. This segment utilizes estimates of efforts to complete a project in percentage of completion calculations to recognize revenue from licensing of software with significant amounts of tailoring and/or customization. Due to uncertainties inherent in these estimates, actual results, including the amount of revenue and expenses recognized, could differ from these estimates.

The Company reviews investments, long-lived assets and certain intangibles for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the asset. In 2001, the Company recorded a charge of $7.8 million before income taxes for a write-down of an equity investment. In 2000, the Company recorded a charge of $9.4 million for a write-down of intangible and other assets.

The Company makes estimates and assumptions regarding future cash flows in its review of the carrying values of goodwill and other intangibles to assess recoverability. If these estimates and assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In the first quarter of 2002, the Company will adopt SFAS 142 and will be required to analyze its goodwill for impairment by June 30, 2002 and then at least on an annual basis thereafter.

The carrying value of the Company's net deferred tax assets assumes the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. The Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense if these estimates and assumptions change in the future.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)	December 31, 2001	2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 10,096	$ 18,480
Accounts receivable from customers, less allowance for doubtful accounts of $4,819 and $4,272	60,926	86,767
Inventories:		
Raw materials and semi-finished goods	17,309	19,506
Hardware component parts	765	342
Finished goods	1,688	755
Deferred income taxes	25,621	19,217
Prepaid income taxes	—	15,738
Other	11,179	7,211
Total current assets	127,584	168,016
Investments and Other Assets:		
Investments	7,896	16,740
Goodwill and other intangibles—net	134,721	142,960
Deferred income taxes	6,604	6,614
Refundable contract payments	27,563	25,705
Other—net	19,899	33,301
Total investments and other assets	196,683	225,320
Property, Plant and Equipment:		
Land	3,555	3,555
Buildings and improvements	51,054	49,098
Machinery and equipment	242,152	216,138
Furniture and fixtures	14,970	14,230
Leasehold improvements	11,179	10,150
Additions in progress	11,350	17,426
Total property, plant and equipment	334,260	310,597
Less accumulated depreciation and amortization	191,534	181,007
Property, plant and equipment—net	142,726	129,590
Total	$466,993	$522,926

	December 31, 2001	December 31, 2000
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 23,880	$ 29,509
Deferred revenues	31,240	47,622
Accrued liabilities:		
Salaries, wages and employee benefits	27,077	28,395
Restructuring costs	102	3,296
Taxes	16,729	8,013
Other	17,128	23,612
Total current liabilities	116,156	140,447
Long-Term Liabilities:		
Long-term debt	124,118	191,617
Other	24,695	19,497
Total long-term liabilities	148,813	211,114
Total liabilities	264,969	351,561
Commitments and Contingencies (see Note 11)		
Shareholders' Equity:		
Series preferred stock, authorized 500,000 shares of $1.00 par value, none issued		
Common stock, authorized 144,000,000 shares of $1.00 par value, 37,907,497 shares issued	37,907	37,907
Additional paid-in capital	—	—
Retained earnings	372,164	343,998
Accumulated other comprehensive income (loss):		
Foreign currency translation adjustments	196	(312)
Unrealized gains on investments	4,858	5,396
Changes in fair value of cash flow hedging instruments	(1,344)	—
Unamortized restricted stock awards	(8,218)	(1,591)
	405,563	385,398
Less 8,977,790 and 9,383,806 shares in treasury, at cost	203,539	214,033
Total shareholders' equity	202,024	171,365
Total	$466,993	$522,926

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	Year ended December 31, 2001	2000	1999
Net Sales	$743,203	$720,677	$702,512
Cost of sales	407,350	426,589	438,223
Gross Profit	335,853	294,088	264,289
Selling, general and administrative expenses	233,334	201,653	185,072
Amortization of intangibles	13,993	9,318	6,035
Acquired in-process research and development charge	—	8,248	—
Restructuring charge	—	14,451	—
Income From Operations	88,526	60,418	73,182
Other Income (Expense):			
Interest expense	(9,933)	(10,379)	(7,170)
Investment write-down	(7,848)	—	—
Other—net	76	4,225	2,447
Total	(17,705)	(6,154)	(4,723)
Income Before Income Taxes	70,821	54,264	68,459
Income taxes	31,847	25,567	25,775
Net Income	$ 38,974	$ 28,697	$ 42,684
Earnings Per Common Share			
Basic	$ 1.34	$ 1.01	$ 1.39
Diluted	$ 1.31	$ 1.00	$ 1.37

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year ended December 31, 2001	2000	1999
Operating Activities:			
Net income	$ 38,974	$ 28,697	$ 42,684
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	33,259	29,595	29,738
Amortization	28,062	18,867	10,826
Investment write-down	7,848	—	—
Stock-based compensation	5,318	788	601
Noncash portion of restructuring charge	—	12,415	—
Acquired in-process research and development charge	—	8,248	—
Loss (gain) on sale of assets	(52)	(2,426)	1,547
Other—net	3,436	1,420	2,930
Change in assets and liabilities net of effects of businesses acquired/disposed:			
Deferred income taxes	2,174	15,867	5,040
Accounts receivable	28,677	(7,584)	6,913
Inventories and other current assets	18,133	11,408	3,324
Deferred revenues	(15,568)	8,760	(1,350)
Accounts payable and accrued liabilities	(16,518)	(24,454)	(5,619)
Net cash provided by operating activities	133,743	101,601	96,634
Investing Activities:			
Purchases of property, plant and equipment	(47,503)	(40,474)	(23,794)
Proceeds from sale of property, plant and equipment	418	412	1,797
Proceeds from sale of investments	—	3,350	—
Refundable contract payments	(11,818)	(12,959)	(10,529)
Payment for acquisition of businesses—net of cash acquired	(7,509)	(143,195)	—
Note receivable	1,983	(5,000)	—
Other—net	1,458	(4,842)	(376)
Net cash used in investing activities	(62,971)	(202,708)	(32,902)
Financing Activities:			
Short-term borrowings—net	—	155	24
Credit facility proceeds (payments)—net	(61,000)	184,995	—
Repayment of long-term debt	(6,477)	(100,000)	(625)
Purchases of treasury stock	(10,092)	(7,000)	(49,535)
Issuance of treasury stock	6,925	2,315	2,154
Dividends paid	(8,728)	(8,519)	(9,188)
Debt issuance costs paid	(58)	(1,369)	—
Other—net	274	(813)	720
Net cash provided by (used in) financing activities	(79,156)	69,764	(56,450)
Increase (decrease) in cash and cash equivalents	(8,384)	(31,343)	7,282
Cash and cash equivalents at beginning of year	18,480	49,823	42,541
Cash and cash equivalents at end of year	$ 10,096	$ 18,480	$ 49,823
Supplemental cash flow information:			
Interest paid	$ 10,617	$ 8,741	$ 7,133
Income taxes paid	24,612	23,302	19,013
Exchange of net noncash assets for investment in Netzee, Inc.	—	8,139	—

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Years Ended December 31, 2001, 2000 and 1999						
(In thousands, except share and per share amounts)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Unamortized Restricted Stock Awards	Total Shareholders' Equity
Balance, December 31, 1998	$37,907	$ —	$293,425	$ (400)	$(168,148)	$ (470)	$162,314
Net income			42,684				42,684
Other comprehensive income:							
Foreign currency translation adjustments				528			528
Unrealized gains on investments, net of $1,381 in taxes				18,963			18,963
Comprehensive income							62,175
Cash dividends, $.30 per share			(9,188)				(9,188)
Purchase of 2,629,623 shares of treasury stock					(49,535)		(49,535)
Issuance of 180,366 shares of treasury stock under stock compensation plans			(1,666)		4,077	(133)	2,278
Other			794			188	982
Balance, December 31, 1999	37,907	—	326,049	19,091	(213,606)	(415)	169,026
Net income			28,697				28,697
Other comprehensive income (loss):							
Foreign currency translation adjustments				(440)			(440)
Unrealized losses on investments, net of $655 in tax benefits				(13,567)			(13,567)
Comprehensive income							14,690
Cash dividends, $.30 per share			(8,519)				(8,519)
Purchase of 412,641 shares of treasury stock					(7,000)		(7,000)
Issuance of 295,834 shares of treasury stock under stock compensation plans			(2,628)		6,611	(1,668)	2,315
Other			399		(38)	492	853
Balance, December 31, 2000	37,907	—	343,998	5,084	(214,033)	(1,591)	171,365
Net income			38,974				38,974
Other comprehensive income (loss):							
Foreign currency translation adjustments				508			508
Unrealized losses on investments, net of $273 in tax benefits				(8,386)			(8,386)
Reclassification for investment write-down included in net income				7,848			7,848
Changes in fair value of cash flow hedging instruments, net of $860 in tax benefits				(1,344)			(1,344)
Comprehensive income							37,600
Cash dividends, $.30 per share			(8,728)				(8,728)
Purchase of 505,146 shares of treasury stock					(10,092)		(10,092)
Issuance of 910,289 shares of treasury stock under stock compensation plans		(1,636)	(2,080)		22,069	(11,432)	6,921
Other		1,636			(1,483)	4,805	4,958
Balance, December 31, 2001	$37,907	$ —	$372,164	$ 3,710	$(203,539)	$ (8,218)	$202,024

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the financial statements of John H. Harland Company and its majority-owned subsidiaries (the "Company"). Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity, when purchased, of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost of inventory for checks and related forms is determined by average costing. Cost of scannable forms and hardware component parts inventories is determined by the first-in, first-out method. Cost of data entry terminals is determined by the specific identification method.

Impairment of Long-Lived Assets

Assets held for disposal are carried at the lower of carrying amount or fair value, less estimated cost to sell such assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company reviews long-lived assets and certain intangibles for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the asset (see Note 3).

Investments

The Company classifies all of its investments as available-for-sale securities. Such investments consist primarily of U.S. corporate securities and other equity interests which are stated at market value, with unrealized gains and losses on such investments reflected, net of tax, as other comprehensive income in shareholders' equity. Realized gains and losses on investments are included in earnings and are derived using the specific identification method. In September 2001, the Company determined that the decline in market value of Netzee, Inc. ("Netzee") was other than temporary. Accordingly, the Company's investment in Netzee was written down resulting in a recognized loss of $7.8 million. The following is a summary of investments at December 31, 2001 and 2000 (in thousands):

	Available-for-sale securities	
	Cost	*Market Value*
2001		
Corporate equity securities	$ 2,174	$ 7,019
Other equity investments	409	877
Total	2,583	7,896
2000		
Corporate equity securities	10,021	14,829
Other equity investments	597	1,911
Total	$10,618	$16,740

Goodwill and Other Intangibles

In June 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangibles" ("SFAS 142") which address, among other things, accounting for goodwill and other intangibles. On July 1, 2001, the Company adopted SFAS 141 and adopted the portions of SFAS 142 that were effective for goodwill and intangible assets acquired after June 30, 2001. See the New Accounting Standards section of Note 1 regarding the impact of the adoption of SFAS 142.

Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired. Other intangible assets consist primarily of purchased customer lists and noncompete covenants that were acquired in business combinations. Goodwill acquired prior to July 1, 2001 is amortized on a straight-line basis over periods from 11 to 40 years. Other intangible assets are amortized on a straight-line basis over periods ranging from two to eight years. Amortization periods of intangible assets are periodically reviewed to determine whether events or circumstances warrant revision to estimated useful lives. Carrying values of goodwill and other intangibles are periodically reviewed to assess recoverability based on expectations of undiscounted cash flows and operating income for each related business unit. Impairments are recognized in operating results if a permanent diminution in value is indicated (see Note 3).

Refundable Contract Payments

Certain contracts with the Company's customers involve up-front payments to the customer. These payments are amortized as a reduction of sales over the life of the related contract and are refundable from the customer if the contract is terminated.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation of buildings is computed primarily by the declining balance method. Depreciation of equipment, furniture and fixtures is calculated by the straight-line or sum-of-the-years digits method. Leasehold improvements are amortized by the straight-line method over the life of the lease or the life of the property, whichever is shorter. The Company capitalizes the qualifying costs of software developed or obtained for internal use. Depreciation is computed for internal use software by using the straight-line method over three to five years.

Revenue Recognition

Sales of products and services are recorded based on shipment of products or performance of services. Revenue from maintenance contracts is deferred and recognized over the period of the agreements. Revenue from licensing of software with no follow-on obligations on the part of the Company is recognized upon delivery. Revenue from licensing of software under usage-based contracts is recognized ratably over the term of the agreement or on actual usage basis. Revenue from licensing of software under term license agreements is recognized ratably over the term of the agreement. Revenue from licensing of software with standard installation and training is recognized upon delivery of the licenses. Revenue from installation and training services is recognized upon completion of those services. Revenue from licensing of software with significant amounts of tailoring and/or customization is recognized on a percentage of completion basis as the services are performed. Estimates of efforts to complete a project are used in the percentage of completion calculation. Due to the uncertainties inherent in these estimates, actual results could differ from those estimates. If the license agreement obligates the Company to provide post-contract support ("PCS") at no additional cost to the customer, the revenue related to PCS, which is based on prices charged when sold separately from the software, is recognized ratably over the support period.

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans and applies the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The related disclosures are presented in Note 7.

Earnings Per Common Share

Earnings per common share for all periods have been computed under the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The net income used in the calculation of diluted earnings per common share is adjusted for the effect of the interest on the conversion of subordinated debt. The net income used for the calculation of diluted earnings per common share for 2001, 2000 and 1999 was $39,143,000, $28,968,000 and $42,958,000, respectively. The average number of common shares used in the calculation of basic earnings per common share for 2001, 2000 and 1999 was 29,073,406, 28,468,887 and 30,637,619, respectively. The average number of common shares and dilutive potential common shares used in the calculation of diluted earnings per common share for 2001, 2000 and 1999 was 29,984,345, 28,831,637 and 31,261,483, respectively. Dilutive potential common shares that were not included in the calculation of diluted earnings per share for 2001, 2000 and 1999 were 151,000, 1,011,000, and 615,000, respectively, because they were anti-dilutive. The dilutive potential common shares relate to options under stock compensation plans and the effect of the conversion of subordinated debt.

Software and Other Development Costs

The Company expenses research and development costs, including expenditures related to development of software that does not qualify for capitalization.

The Company accounts for costs to develop or obtain computer software for internal use in accordance with Accounting Standards Executive Committee Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" which requires certain costs to be capitalized.

Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred after the technological feasibility of the subject software product has been established are capitalized in accordance with SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Capitalized software development costs are amortized on a product-by-product basis using the estimated economic life of the product on a straight-line basis over three to four years. Unamortized software development costs in excess of estimated future net revenues from a particular product are written down to estimated net realizable value.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between financial statement and tax bases of assets and liabilities.

Risk Management Contracts

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by Statements No. 137 and No. 138, which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133, as amended, requires all derivative instruments to be recognized in the balance sheet at fair value, and changes in the fair values of such instruments must be recognized currently in earnings unless specific hedge accounting criteria are met.

The Company uses derivative instruments to manage interest rate risk. On the date an interest rate derivative contract is entered into, the Company designates the derivative as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. Changes in the derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings. The Company's derivative instruments used to manage interest rate risk are considered highly effective. If the hedging derivatives would be considered ineffective, the change in fair value would be immediately recognized in earnings. Derivatives that are executed for risk management purposes but not designated as hedges under SFAS 133, as amended, are recorded at their market value and recognized in current earnings.

The Company formally documents the relationship between hedging instruments and the hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. The Company links all hedges that are designated as fair value hedges to specific assets or liabilities on the balance sheet or to specific firm commitments. The Company links all hedges that are designated as cash flow hedges to forecasted transactions or to floating-rate liabilities on the balance sheet. The Company also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Should it be determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting prospectively.

The Company adopted SFAS 133, as amended, on January 1, 2001. Adoption of these pronouncements has not had a material effect on the Company's financial position or results of operations. In 2001, the Company recorded the change in value related to cash flow hedges to other comprehensive income which was not material. In 2001, the Company did not have any hedging instruments that were designated as fair value hedges.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued SFAS 141 and SFAS 142 (see Goodwill and Intangibles section of Note 1). SFAS 141 addresses financial accounting and reporting for business combinations. Under SFAS 141, all business combinations after June 30, 2001 are to be accounted for using the purchase method of accounting. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are tested at least annually for impairment. Separable intangible assets with defined lives will continue to be amortized over their useful lives. The provisions of SFAS 142 apply to goodwill and intangible assets recognized on the Company's financial statements on January 1, 2002 and thereafter. In 2001, amortization of goodwill totaled $11.2 million, most of which was non-deductible for tax purposes. The Company has not yet assessed the other financial statement impact of adopting SFAS 142. The Company has engaged a third party for valuations of the businesses which have associated goodwill balances and will determine whether an impairment exists by June 30, 2002.

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 will be effective for the Company beginning January 1, 2002. The Company does not believe the adoption of SFAS 144 will have a material effect on the Company's financial position or results of operations

Reclassifications

Certain reclassifications have been made in the 1999 and 2000 financial statements and notes to financial statements to conform to the 2001 classifications.

2. ACQUISITIONS

In March 2001, the Company's Scantron subsidiary acquired ImTran, Inc. ("ImTran"). ImTran was a data collection and document capture solutions firm specializing in automated data collection and document imaging. In October 2001, the Company's Printed Products segment acquired the assets of DocuPrint, Incorporated ("DocuPrint"). DocuPrint produced forms for major financial institutions. Also in October 2001, the Company's Scantron subsidiary acquired substantially all the assets of the Scanning Systems division of Associated Business Products, Inc., a subsidiary of Global DocuGraphix, Inc. for approximately $6.0 million in cash.

The assets acquired through acquisitions in 2001 totaled $7.5 million. Of the total acquisition costs, $5.7 million was allocated to goodwill in the Scantron segment. Most of the goodwill was acquired after July 1, 2001 and was assigned an indefinite life. All consideration was paid in cash that was funded with proceeds from the Company's credit facility.

On August 23, 2000, the Company completed a cash tender offer for all of the outstanding common stock of Concentrex. The acquired operations provided technology-powered solutions to deliver financial services, including a broad range of traditional software and services to over 5,000 financial institutions of all types and sizes in the United States.

Consideration totaled $146.9 million of which approximately $100.0 million was funded from a credit facility obtained by the Company (see Note 4).

The acquisition costs were allocated on the basis of the estimated fair market values of the assets acquired and liabilities assumed. Acquisition costs were allocated as follows and are being amortized on a straight-line basis over the useful life indicated below (in thousands):

	Value	Useful Life In Years
Tangible net assets acquired	$ 17,555	—
Goodwill	88,895	11
Other intangible assets	10,668	7
Software	13,274	4
Net assets held for sale	8,242	—
In-process research and development	8,248	—
Total	$146,882	

As part of the acquisition, the Company acquired in-process research and development costs of $8.2 million, which were expensed at acquisition, and which represented the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility.

A portion of the acquisition costs was allocated to the net realizable value of certain assets of the acquired operation's online banking and electronic payments business which the Company identified as a business held for sale. In November 2000, these assets, which totaled $8.2 million, were sold to Netzee in exchange for Netzee common stock. The Company also extended a $5.0 million line of credit to Netzee of which $3.0 million and $5.0 million were outstanding at December 31, 2001 and December 31, 2000, respectively. In September 2001, the Company determined that the decline in market value of its investment in Netzee was other than temporary and the investment was written down to its market value, resulting in a recognized loss before income taxes of $7.8 million.

All acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of each have been included in the Company's consolidated financial statements from the date of acquisition.

The following unaudited pro forma summary presents information as if the Concentrex acquisition occurred at the beginning of the respective year in which the assets were acquired as well as the beginning of the immediately preceding year (in thousands, except per share amounts):

	2000	1999
Net sales	$786,682	$809,082
Net income	$ 13,982	$ 12,661
Earnings per common share:		
Basic	$ .49	$ .41
Diluted	$ .49	$ .40

The unaudited pro forma summary includes adjustments related to the purchase of 100% of the common stock of ULTRADATA Corporation by Concentrex in 1999. The pro forma summary includes adjustments which remove the operating results of the business held for sale and certain other adjustments, primarily increased amortization of intangible assets, increased interest expense and reduced interest income. Pro forma results also include the write-off of acquired in-process research and development costs of $8.2 million and $18.5 million for the years ended December 31, 2000, and 1999, respectively.

The unaudited pro forma financial information presented does not purport to be indicative of either the results of operations that would have occurred had the acquisitions taken place at the beginning of the periods presented or of future results.

Goodwill and other intangible assets acquired in acquisitions consist of the following as of December 31 (in thousands):

	2001	2000
Goodwill	$206,223	$208,631
Non-compete covenants	30,100	30,100
Customer lists	23,510	23,510
Total	259,833	262,241
Less accumulated amortization	125,112	119,281
Total	$134,721	$142,960

3. RESTRUCTURING CHARGE

In the fourth quarter of 2000, the Company recorded a restructuring charge of $14.5 million which was primarily for impairment of intangible assets and severance costs.

The impairment of intangibles was a result of the Company's examination during that quarter of the long-term viability of product offerings in two of its software operations. Subsequent to the acquisition of Concentrex in August 2000, the Company decided to discontinue certain DOS-based product offerings and migrate current customers to similar Concentrex product offerings or to a web-based product currently in development. As a result of this decision, the remaining intangibles associated with these products were written off. Due to lower than anticipated sales of a new version of an existing product released in late 1999, the Company revised the long-term prospects of another of its software operations. The revision of expectations required an adjustment of the carrying value of the operation's long-term assets to the calculated value based on discounted projected cash flows. The impairment charges for these two actions had a total pre-tax impact of $9.4 million, or $7.9 million after tax. Restructuring charges by operating segment are presented in Note 12.

The severance costs resulted primarily from a reorganization of the Company into three distinct segments. In connection with the reorganization during the fourth quarter of 2000, the Company eliminated approximately 145 positions, which resulted in a pre-tax charge of $4.3 million, or $2.6 million after tax.

The cash and noncash elements of the restructuring charge for each of the years ended December 31, 2001, 2000 and 1999, as well as the beginning and ending balances of accrued restructuring costs, consisted of the following components (in thousands):

	Beginning Balance	Restructuring Charge	Utilized Cash	Non-Cash	Ending Balance
1999					
Employee severance	$6,669	$ —	$(6,226)	$ —	$ 443
Other	2,390	—	(1,460)	(135)	795
Total	9,059	—	(7,686)	(135)	1,238
2000					
Write-down of intangible and other assets	—	9,417	—	(9,417)	—
Employee severance	443	4,334	(1,662)	—	3,115
Other	795	700	(614)	(700)	181
Total	1,238	14,451	(2,276)	(10,117)	3,296
2001					
Employee severance	3,115	—	(2,982)	(87)	46
Other	181	—	(125)	—	56
Total	$3,296	$ —	$(3,107)	$ (87)	$ 102

4. LONG-TERM DEBT

Long-term debt consisted of the following as of December 31, 2001 and 2000 (in thousands):

	2001	2000
Revolving Credit Facility	$124,000	$185,000
Convertible Subordinated Debentures, net of unamortized issuance costs of $0 and $132,000	—	6,444
Other	173	894
Total	124,173	192,338
Less current portion	55	721
Long-term debt	$124,118	$191,617

The Company has a revolving credit facility (the "Credit Facility") with a syndicate of banks in an amount of $325.0 million. The Credit Facility matures in 2004 and may be used for general corporate purposes, including acquisitions, and includes both direct borrowings and letters of credit. The Credit Facility is unsecured and the Company presently pays a commitment fee of 0.175% on the unused amount of the Credit Facility. Borrowings under the Credit Facility bear interest, at the Company's option, on the following indices (plus a margin as defined): the Federal Funds Rate, the SunTrust Bank Base Rate or LIBOR. The Credit Facility has certain financial covenants including leverage, fixed charge and minimum net worth tests. The Credit Facility also has restrictions that limit the Company's ability to incur additional indebtedness, grant security interests or sell its assets beyond certain amounts.

At December 31, 2001, the Credit Facility consisted of $124.0 million in outstanding cash borrowings, $4.4 million in outstanding letters of credit and $196.6 million available for borrowing. In addition to the outstanding letters of credit, the Company has outstanding a surety bond in the amount of $1.1 million issued by an insurance company that covers certain insurance obligations. The average interest rate in effect on outstanding cash borrowings at December 31, 2001, including the effect of the Company's interest rate hedging program (see Note 10), was 5.15%.

The Company's 6.75% Convertible Subordinated Debentures ("the Debentures") were redeemed at par in August 2001. At December 31, 2001, there were no outstanding amounts under the Debentures. Prior to being redeemed, the Debentures were convertible into common stock of the Company at any time at a conversion price of $25.17 per share.

Other long-term debt relates to other miscellaneous obligations. At December 31, 2001, the Company believes it was in compliance with the covenants associated with all debt instruments.

Annual maturities of long-term debt are $0.1 million in 2002, $0.1 million in 2003 and $124.0 million in 2004.

5. INCOME TAXES

The income tax provision for the years ended December 31, 2001, 2000 and 1999 consisted of the following (in thousands):

	2001	2000	1999
Current:			
Federal	$25,747	$ 7,225	$17,400
State	3,926	2,475	3,335
Total	29,673	9,700	20,735
Deferred:			
Federal	2,119	13,302	4,213
State	55	2,565	827
Total	2,174	15,867	5,040
Total	$31,847	$25,567	$25,775

The tax effects of significant items comprising the Company's net deferred tax assets as of December 31 were as follows (in thousands):

	2001	2000
Current deferred tax asset:		
Accrued vacation	$ 3,157	$ 2,315
Deferred revenue	360	646
Accrued liabilities	6,637	4,679
Benefit of net operating loss carryforwards	8,629	2,664
Allowance for doubtful accounts	1,917	4,182
Other	4,921	4,731
Total	25,621	19,217
Non-current deferred tax asset (liability):		
Difference between book and tax basis of property	(11,269)	(9,208)
Deferred revenue	2,040	1,213
Deferred compensation	2,476	1,798
Postretirement benefit obligation	5,348	4,333
Capital loss carryforward	24,595	20,625
Unrealized (gain) loss on investments	406	(718)
Acquisitions and restructuring reserves	532	3,293
Benefit of net operating loss carryforwards	5,260	5,773
Other	3,305	3,504
Total	32,693	30,613
Valuation allowance	(26,089)	(23,999)
Net deferred tax asset	$ 32,225	$ 25,831

During 2001, the Company utilized approximately $1.7 million of capital loss recognized in a prior year to offset unrealized capital gains associated with investments.

The Company has established a valuation allowance for certain net operating loss and capital loss carryforwards. Management believes that, based on a number of factors, the available objective evidence creates uncertainty regarding the recoverability of these carryforwards. The valuation adjustment increased in 2001 due to the Company recording an impairment charge on investments thereby reducing the utilization of loss carryforwards. Additionally, the Company has recorded a valuation allowance of $8.9 million related to certain deferred tax assets acquired from Concentrex.

The following reconciles the income tax provision (benefit) at the U.S. federal income tax statutory rate to that in the financial statements (in thousands):

	2001	2000	1999
Statutory rate	$24,787	$18,992	$ 23,994
State and local income taxes, net of Federal income tax benefit	2,669	3,453	2,710
Non-deductible goodwill amortization	3,156	3,326	448
Other comprehensive items	—	(4,942)	6,625
Loss from benefits subsidiary	—	—	(25,261)
Change in valuation allowance	1,789	3,168	17,457
In-process research and development costs	—	2,887	—
Benefits from tax credits	(441)	(1,078)	—
Other—net	(113)	(239)	(198)
Income tax provision	$31,847	$25,567	$ 25,775

6. SHAREHOLDERS' EQUITY

In 2001, the Company purchased 60,000 shares of common stock for $1.0 million to complete a 1999 authorization to purchase up to 3.1 million shares of the Company's outstanding common stock. Including the purchases made in 2000 and 1999, the Company repurchased 3,100,000 shares for $57.5 million under this authorization. In 2000, the Board of Directors approved an extension of this program to include up to an additional 2.9 million shares of common stock. As of December 31, 2001, 445,146 shares of common stock were purchased for $9.1 million under the additional authorization. The funding of stock purchases came from internally generated cash. The Company issued 980,236 shares and 295,834 shares of treasury stock under its stock compensation plans for the years ended 2001 and 2000 respectively.

In 1999, the Company renewed its Shareholder Rights Agreement. The rights were distributed as a dividend at the rate of one right for each share of common stock of the Company held by shareholders of record. Each right entitles shareholders to buy, upon occurrence of certain events, one share of common stock for $90.00. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock, or commences a tender or exchange offer that, upon consummation, would result in a person or group owning 30% or more of the Company's common stock. Under certain circumstances the rights are redeemable at a price of $.001 per right. The rights expire on July 5, 2009.

7. STOCK COMPENSATION PLANS

Under the Company's Employee Stock Purchase Plan ("ESPP"), the Company is authorized to issue up to 5,100,000 shares of common stock to its employees, most of whom are eligible to participate. Under the ESPP, eligible employees may exercise an option to purchase shares of Company stock through payroll deductions. The option price is 85% of the lower of the beginning-of-quarter or end-of-quarter market price. During 2001, 2000 and 1999, employees exercised options to purchase 116,450, 148,415 and 155,413 shares, respectively. Options granted under the ESPP were at prices ranging from $12.03 to $18.62 in 2001, $11.98 to $12.75 in 2000 and $10.81 to $16.60 in 1999. At December 31, 2001, there were 751,318 shares of common stock reserved for purchase under the ESPP.

Under the Company's 1999 Stock Option Plan, the Company may grant stock options to key employees to purchase shares of Company stock at no less than the fair market value of the stock on the date of the grant or issue restricted stock to such employees. The Company is authorized to issue up to 2,000,000 shares of common stock under the plan. Stock options have a maximum life of ten years and generally vest ratably over a five-year period beginning on the first anniversary date of the grant. Upon adoption of the 1999 plan, the Company terminated a previous plan except for options outstanding thereunder. Options granted under such plan are generally exercisable ratably over a five-year period beginning on the first anniversary of the date of grant, and have a maximum life of ten years. Certain options granted in 1998 and 1999 vest per specified schedules beginning one to five years from the date of the grant.

In 2000, the Company adopted the 2000 Stock Option Plan which authorizes shares for issuance through stock options and grants of restricted stock. In 2001, the Company's Board of Directors approved an amendment to the 2000 Plan increasing the shares authorized for issuance to a total of 3,000,000 shares. The 2000 Plan is substantially similar to the 1999 Plan, except that the Company's executive officers are ineligible to receive options or stock grants thereunder. As of December 31, 2001, there were 5,285,922 shares of common stock reserved for issuance under these stock option plans.

Restricted stock grants generally vest over a period of five years, subject to earlier vesting if the Company's common stock outperforms the S&P 500 in two of three consecutive years. Unearned compensation is recorded at the date of the award based on the market value of shares issued and is amortized over the period of restriction. The certificates covering the restricted stock are held by the Company, but such shares are deemed to be outstanding for all other purposes. The shares have all the rights of other shares of common stock, subject to certain restrictions. The restricted stock is generally forfeited if the employee is terminated for any reason prior to the lapse in restrictions, other than death or disability.

In February 2001, the Company effected a voluntary program allowing certain officers to exchange certain options for a grant of restricted stock. Options to purchase 840,000 shares with a weighted average exercise price of $24.09 were exchanged for 295,905 shares of restricted stock. At the same time, an additional 105,500 shares of restricted stock were granted to such officers as part of an annual grant. These shares of restricted stock vest to the extent of one third of the grant when the closing stock price reaches at least $22.50 per share for ten consecutive trading days and two thirds of the grant vest when the closing stock price similarly reaches at least $27.00. In any event, such shares vest after five years. In August 2001, the vesting condition for one third of these shares was met.

In 1998, the Board of Directors granted 50,000 restricted shares of the Company's common stock to the Company's chief executive officer. Of this amount, 39,596 shares were immediately issued with the remainder issued in 1999. The restrictions expired as to 25,000 shares in October 2001 and restrictions expire as to 12,500 shares in October 2002 and October 2003, respectively. All restricted stock granted to the Company's chief executive officer vests in the event of termination of employment without cause.

A summary of option transactions during the three years ended December 31, 2001, follows:

	Shares	Weighted Average Price
Outstanding—		
December 31, 1998	3,280,000	$19.16
Options granted	1,039,000	20.52
Options canceled	(771,050)	22.34
Options exercised	(7,950)	16.92
Outstanding—		
December 31, 1999	3,540,000	18.87
Options granted	1,549,250	14.50
Options canceled	(552,400)	18.28
Options exercised	(35,200)	14.20
Outstanding—		
December 31, 2000	4,501,650	17.47
Options granted	627,500	14.32
Options canceled	(1,319,950)	21.91
Options exercised	(372,601)	18.85
Outstanding—		
December 31, 2001	3,436,599	$16.36

The following table summarizes information pertaining to options outstanding and exercisable as of December 31, 2001:

Options Outstanding

Range of Exercise Prices	Options	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price
$12.75 to $13.94	1,494,949	7.69	$13.64
$14.31 to $15.44	825,950	8.18	15.14
$16.19 to $20.00	484,200	7.35	19.10
$20.06 to $24.03	566,500	8.62	21.22
$31.88 to $31.88	65,000	4.79	31.88
Total	3,436,599	7.86	$16.36

Options Exercisable

Range of Exercise Prices	Options	Weighted Average Exercise Price
$12.75 to $13.94	644,749	$13.50
$14.31 to $15.44	130,450	15.08
$16.19 to $20.00	218,500	19.64
$20.06 to $24.03	109,400	21.94
$31.88 to $31.88	65,000	31.88
Total	1,168,099	$16.64

A summary of restricted stock transactions during the three years ended December 31, 2001, follows:

	Shares	Weighted Average Price
Outstanding—		
December 31, 1998	39,596	$12.75
Restricted stock issued	10,404	12.75
Outstanding—		
December 31, 1999	50,000	12.75
Restricted stock issued	111,400	14.98
Restrictions lifted	(2,500)	15.38
Restricted stock forfeited	(4,500)	15.38
Outstanding—		
December 31, 2000	154,400	14.24
Restricted stock issued	501,055	23.04
Restrictions lifted	(158,800)	22.36
Restricted stock forfeited	(7,700)	15.18
Outstanding—		
December 31, 2001	488,955	$20.61

The Company has a deferred compensation plan for its non-employee directors covering a maximum of 200,000 shares. At December 31, 2001 and 2000, there were 87,854 and 62,329 shares, respectively, reserved for issuance under the Plan.

For the years ending December 31, 2001, 2000 and 1999, the Company recognized expense related to stock-based compensation of $5,318,000, $788,000 and $601,000, respectively. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of SFAS 123, the Company's net income and earnings per share would have changed to the pro forma amounts listed below (in thousands, except per share amounts):

	2001	2000	1999
Net income:			
As reported	$38,974	$28,697	$42,684
Pro forma	$37,721	$25,093	$40,038
Earnings per common share:			
As reported			
Basic	$1.34	$1.01	$1.39
Diluted	$1.31	$1.00	$1.37
Pro forma			
Basic	$1.30	$ .88	$1.31
Diluted	$1.26	$ .87	$1.29

Pro forma compensation costs associated with options granted under the ESPP is estimated based on the discount from market value. The following presents the estimated weighted average fair value of options granted and the weighted average assumptions used under the Black-Scholes option pricing model for each of the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Fair value per option	$7.65	$5.91	$6.48
Weighted average assumptions:			
Dividend yield	1.6%	2.1%	1.5%
Expected volatility	33.2%	34.7%	29.6%
Risk-free interest rate	5.0%	6.0%	5.4%
Expected life (years)	8.5	8.2	8.7

8. EMPLOYEE RETIREMENT AND SAVINGS PLANS

The Company's Master 401(k) Plan and Trust ("401(k) plan") is a defined contribution 401(k) plan with an employer match covering any employee of the Company or a participating affiliate of the Company. Participants may contribute on a pretax and after-tax basis, subject to maximum IRS limits and not exceeding 17% of annual compensation. The Company matches employee contributions $0.50 for every dollar up to a maximum Company-matching contribution of 3% of qualified annual compensation. The Company recognized matching contributions to the 401(k) plan of $3.3 million in 2001, $3.9 million in 2000, and $3.4 million in 1999. Additional contributions may be made from accumulated and/or current net profits. In 2001, an additional contribution to the 401(k) plan of $1.0 million was recognized by the Company.

The Company has a non-qualifying deferred compensation plan similar to the 401(k) plan. This plan provides an opportunity for eligible employees to contribute additional amounts for retirement savings once they have reached the maximum contribution amount in the 401(k) plan. The Company's contributions to this plan during 2001, 2000 and 1999 were not significant.

The Company has unfunded deferred compensation agreements with certain officers. The present value of cash benefits payable under the agreements is being provided over the periods of active employment and totaled $3.8 million at December 31, 2001 and 2000. The charge to expense for these agreements is not significant.

9. POSTRETIREMENT BENEFITS

The Company sponsors two defined postretirement benefit plans that cover qualifying salaried and non-salaried employees. One plan provides health care benefits and the other provides life insurance benefits. The medical plan is contributory and contributions are adjusted annually based on actual claims experience. The Company's intent is that the retirees provide the majority of the actual cost of providing the medical plan. The life insurance plan is noncontributory. Neither plan is funded.

As of December 31, 2001 and 2000, the accumulated postretirement benefit obligation ("APBO") under such plans was $20.8 million and $17.9 million, respectively. The following table reconciles the plans' beginning and ending balances of the APBO and reconciles the plans' status to the accrued postretirement health care and life insurance liability reflected on the balance sheet as of December 31 (in thousands):

	2001	2000
APBO as of January 1:		
Retirees	$10,641	$10,135
Fully eligible participants	7,308	5,473
Other participants	—	3,525
	17,949	19,133
Net Change in APBO:		
Service costs	—	360
Interest costs	1,433	1,499
Benefits paid	(1,007)	(602)
Change in discount rate	2,384	851
Plan curtailment	—	(3,292)
Total net change in APBO	2,810	(1,184)
APBO as of December 31:		
Retirees	17,383	10,641
Fully eligible participants	3,376	7,308
	20,759	17,949
Unrecognized net loss	(7,776)	(5,617)
Accrued postretirement cost—included in Other Liabilities	$12,983	$12,332

Net periodic postretirement costs ("NPPC") are summarized as follows (in thousands):

	2001	2000	1999
Interest on APBO	$1,433	$1,499	$1,029
Net amortization	225	504	309
Service costs	—	360	408
Total	$1,658	$2,363	$1,746

In 2000, the Company eliminated employer subsidies for all future retirees except those that have twenty or more years of service as of December 31, 2000 and retire prior to December 31, 2002. During 1999, benefit eligibility was extended below age fifty-five to any employee with twenty years of service.

Medical costs were assumed to increase by 15.0% in 2001 and 12.0% in 2002 and increases are projected to decline gradually to 5% in 2008 and to remain at that level thereafter. Participant contributions were assumed to increase by 20% in 2001 and 15% in 2002 and increases are projected to decline gradually to 5% in 2008 and thereafter. The medical cost and participant contributions trend rate assumptions could have a significant effect on amounts reported. An increase of 1.0% in the assumed trend rates would have had the effect of increasing the APBO by $1.6 million and the NPPC by $102,000. A decrease of 1.0% in the assumed trend rates would have had the effect of decreasing the APBO by $1.4 million and the NPPC by $88,000. The weighted average discount rate used in determining the APBO was 7.0% in 2001, 7.5% in 2000 and 8.0% in 1999, and employee earnings were estimated to increase 3.5% annually until age 65.

In 1999, the Company transferred its obligations under certain of its benefits programs to an existing subsidiary to administer. In connection with the transfer, the Company sold a minority interest in the subsidiary to a third party benefits management company.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, investments, receivables, accounts payable, borrowings and interest rate risk management contracts.

At December 31, 2001 and 2000, the fair values of cash and cash equivalents, receivables, accounts payable and short-term debt approximated carrying values because of the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures are determined based on commercial banker estimates or quoted market prices or rates for the same or similar instruments, and the related carrying amounts at December 31 are as follows (in thousands):

	Carrying Value		Fair Value	
	2001	2000	2001	2000
Investments:				
Long-term	$ 7,896	$ 16,740	$ 7,896	$ 16,740
Debt:				
Long-term	(124,118)	(191,617)	(124,116)	(189,912)
Risk management contracts:				
Interest rate swaps	(2,204)	—	(2,204)	—

In 2001, the Company entered into interest rate swap agreements to manage its exposure to interest rate movements by effectively exchanging floating rate payments for fixed rate payments without the exchange of the underlying principal. The interest rate swaps are directly matched against U.S. dollar LIBOR contracts outstanding under the Company's Credit Facility and are reset quarterly. Both the interest rate swaps and the Credit Facility mature in 2004. The interest rate swaps are structured to amortize on a quarterly basis so that on a percentage basis, they approximate the Company's forecasted cash flows. The differential between fixed and variable rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. At December 31, 2001, the notional principal amount of interest rate swaps outstanding was $98.0 million. The fair value of the swaps is reported on the balance sheet in other long-term liabilities. The net change in fair value of the swaps at December 31, 2001 is reported in other comprehensive income. The swaps are highly effective and no significant amounts for hedge ineffectiveness were reported in net income during the twelve month period ended December 31, 2001.

The Company periodically reviews its positions with, and the credit quality of, the financial institutions that are counterparties to its financial instruments, and does not anticipate nonperformance by the counterparties. The Company would not realize a material loss as of December 31, 2001 in the event of nonperformance by any one counterparty. The Company enters into transactions only with financial institution counterparties that have a credit rating of A-, A3 or better as defined by Standard and Poor's or Moody's Investors Service, respectively. In addition, the Company limits the amount of investment credit exposure with any one institution.

11. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material effect on its financial statements.

Total rental expense was $15.8 million in 2001, $13.4 million in 2000 and $11.8 million in 1999. Minimum annual rentals under noncancelable operating leases at December 31, 2001 are as follows (in thousands):

2002	$ 16,017
2003	13,152
2004	11,128
2005	10,390
2006	9,167
Thereafter	37,845
Total	$ 97,699

At December 31, 2001 the Company has committed to purchase approximately $6.2 million of digital printing equipment.

In November 2000, in conjunction with the sale of certain assets to Netzee, the Company extended a guaranty to a financial institution, on behalf of Netzee, of Automated Clearing House exposures up to an amount not to exceed $15 million. In March 2001, the guaranty was terminated with no liability to the Company.

12. BUSINESS SEGMENTS

The Company operates its business in three segments. The Printed Products segment ("Printed Products") includes checks and direct marketing activities marketed primarily to financial institutions. The Software and Services segment ("Software") is focused on the financial institution market and includes lending and mortgage origination and closing applications, database marketing software, host processing applications and business intelligence solutions. The Scantron segment ("Scantron") represents products and services sold by the Company's Scantron subsidiary including scanning equipment and software, scannable forms, survey solutions and field maintenance services. Scantron sells these products and services to the commercial, financial institution and education markets.

The Company's operations are primarily in the United States and Puerto Rico. There were no significant intersegment sales and no material amounts of the Company's sales are dependent upon a single customer. Equity investments as well as foreign assets are not significant to the consolidated results of the Company. The Company's accounting policies for segments are the same as those described in Note 1.

Management evaluates segment performance based on segment income or loss before income taxes. Segment income or loss includes restructuring charges and software and other development costs, but excludes interest income, interest expense and certain other nonoperating gains and losses, all of which are considered corporate items. Corporate assets consist primarily of cash and cash equivalents, deferred income taxes, investments and other assets not employed in production.

Summarized financial information for 2001, 2000 and 1999 is as follows (in thousands):

	Business Segment				
	Printed Products	Software and Services	Scantron	Corporate & Eliminations	Consolidated
2001					
Net sales	$527,257	$ 121,341	$95,907	$ (1,302)	$743,203
Income (loss)	89,861	(932)	25,282	(43,390)	70,821
Identifiable assets	239,339	130,581	41,003	56,070	466,993
Depreciation and amortization	36,946	17,804	3,981	2,590	61,321
Capital expenditures	42,473	2,097	2,831	102	47,503
2000					
Net sales	$567,514	$ 60,463	$93,361	$ (661)	$720,677
Restructuring charge	2,074	11,875	502		14,451
Income (loss)	94,779	(26,664)	19,502	(33,353)	54,264
Identifiable assets	223,320	166,631	37,952	95,023	522,926
Depreciation and amortization	31,193	10,136	4,631	2,502	48,462
Capital expenditures	37,706	991	1,126	651	40,474
1999					
Net sales	$577,708	$ 27,486	$97,569	$ (251)	$702,512
Income (loss)	87,618	(3,220)	17,256	(33,195)	68,459
Identifiable assets	210,607	22,315	48,948	109,535	391,405
Depreciation and amortization	30,182	3,375	4,787	2,220	40,564
Capital expenditures	18,084	1,457	3,626	627	23,794

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
John H. Harland Company:

We have audited the consolidated balance sheets of John H. Harland Company and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of John H. Harland Company and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Atlanta, Georgia
January 30, 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements included in this report were prepared by the Company in conformity with accounting principles generally accepted in the United States of America consistently applied. Management's best estimates and judgments were used, where appropriate. Management is responsible for the integrity of the financial statements and for other financial information included in this report. The financial statements have been audited by the Company's independent auditors, Deloitte & Touche LLP. As set forth in their report, their audits were conducted in accordance with auditing standards generally accepted in the United States of America and formed the basis for their opinion on the accompanying financial statements. They consider the Company's control structure and perform such tests and other procedures as they deem necessary to express an opinion on the fairness of the financial statements.

The Company maintains a control structure which is designed to provide reasonable assurance that assets are safeguarded and that the financial records reflect the authorized transactions of the Company. As a part of this process, the Company has an internal audit function which assists management in evaluating the adequacy and effectiveness of the control structure.

The Audit Committee of the Board of Directors is composed of directors who are neither officers nor employees of the Company. The Committee meets periodically with management, Internal Audit and the independent auditors to discuss audit matters, the Company's control structure and financial reporting matters. Internal Audit and the independent auditors have full and free access to the Audit Committee.

Timothy C. Tuff
Chairman and
Chief Executive Officer

Charles B. Carden
Vice President and
Chief Financial Officer

SELECTED QUARTERLY FINANCIAL DATA, DIVIDENDS PAID AND STOCK PRICE RANGE

(In thousands except per share amounts)

Quarter Ended	March 30	June 29	September 28	December 31
2001:				
Net sales	$191,291	$187,267	$179,563	$185,082
Gross profit	84,629	84,549	81,682	84,993
Net income	10,273	10,937	5,079[a]	12,685
Per common share:				
Basic earnings	.36	.38	.17	.44
Diluted earnings	.35	.36	.17	.42
Dividends paid	.075	.075	.075	.075
Stock market price:				
High	18.73	23.54	24.81	22.43
Low	12.94	17.36	18.34	18.88
Quarter Ended	**March 31**	**June 30**	**September 29**	**December 31**
2000:				
Net sales	$176,702	$171,691	$179,784	$192,500
Gross profit	67,707	68,764	74,906	82,711
Net income	11,522	12,374	4,600[b]	201[c]
Per common share:				
Basic earnings	.41	.44	.16	.01
Diluted earnings	.40	.43	.16	.01
Dividends paid	.075	.075	.075	.075
Stock market price:				
High	17.95	16.13	15.53	16.65
Low	12.06	13.29	11.74	12.25

(a) Third quarter 2001 results include a write-down of the Company's investment in Netzee, Inc. of $6.1 million after income taxes (see the Investments section of Note 1).

(b) Third quarter 2000 results include an $8.2 million charge for acquired in-process research and development related to the acquisition of Concentrex Incorporated on August 23, 2000 (see Note 2).

(c) In the fourth quarter of 2000, the Company recorded restructuring charges of $14.5 million, which had an impact of $0.38 per share for the period (see Note 3).

SELECTED FINANCIAL DATA

Year Ended December 31,	2001	2000	1999	1998	1997
Net sales	$743,203	$720,677	$702,512	$673,947	$659,954
Net income (loss)	38,974	28,697	42,684	(20,647)	17,296
Total assets	466,993	522,926	391,405	391,770	426,186
Long-term debt	124,118	191,617	106,446	107,071	109,358
Per common share:					
Basic earnings (loss)	1.34	1.01	1.39	(.66)	.56
Diluted earnings (loss)	1.31	1.00	1.37	(.66)	.56
Cash dividends	.30	.30	.30	.30	.30
Average number of shares outstanding:					
Basic	29,073	28,469	30,638	31,087	30,971
Diluted	29,984	28,832	31,261	31,087	31,446

Earnings (loss) per share are calculated based on the weighted average number of shares outstanding during the applicable period.

The Company's common stock (symbol: JH) is listed on the New York Stock Exchange. At December 31, 2001 there were 4,576 shareholders of record.

See Note 1 regarding an investment write-down in 2001, Note 2 regarding acquisitions in 2001 and 2000 and Note 3 regarding restructuring charges in 2000.

DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS

William S. Antle III
Chairman, Linc.net, Inc. (2000)

John D. Johns
President and Chief Executive Officer
Protective Life Corporation (2000)

Richard K. Lochridge
President
Lochridge & Company, Inc. (1999)

John J. McMahon Jr.
Chairman of the Executive Committee, McWane, Inc.
and Chairman, Ligon Industries, LLC (1988)

G. Harold Northrop
Vice Chairman of the Board and
Retired President and Chief Executive Officer
Callaway Gardens (1984)

Larry L. Prince
Chairman and Chief Executive Officer
Genuine Parts Company (1990)

Eileen M. Rudden
Former President and Chief Executive Officer
FairMarket, Inc. (1999)

Jesse J. Spikes
Partner
Long Aldridge & Norman LLP (2001)

Timothy C. Tuff
Chairman and Chief Executive Officer
John H. Harland Company (1998)

(year when first elected to board in parentheses)

SENIOR MANAGEMENT

Timothy C. Tuff
Chairman and Chief Executive Officer

Darryl W. Jackson
President and Chief Operating Officer

Arlene Bates
Vice President
Human Resources

Charles B. Carden
Vice President and
Chief Financial Officer

Jeffrey Heggedahl
Vice President and General Manager
Harland Services

Thomas R. Hoag
President and Chief Executive Officer
Scantron Corporation

John E. O'Malley
President
Harland Financial Solutions

S. David Passman III
President
Harland Printed Products

Donna L. Raines
Vice President
Corporate Tax

J. Michael Riley
Vice President and Controller

Michael L. Smith
Vice President
Compensation and Benefits

John D. Stakel
Vice President and Treasurer

John C. Walters
Vice President, General Counsel
and Secretary

Corporate Office
2939 Miller Road
Decatur, Georgia 30035
770-981-9460

Investor Relations
John H. Harland Company
Investor Relations
P.O. Box 105250
Atlanta, Georgia 30348
770-593-5128
770-593-5367 (fax)
E-mail: invest@harland.net

Websites
www.harland.net
www.harlandfinancialsolutions.com
www.scantron.com

Stock Exchange
New York Stock Exchange
Trading Symbol: JH

Transfer Agent
EquiServe Trust Company, N.A.
(formerly First Chicago)
P.O. Box 2500
Jersey City, New Jersey 07303-2500
Phone: 800-519-3111
Fax: 201-222-4892
Website: www.equiserve.com

Auditors
Deloitte & Touche LLP
Atlanta, Georgia

Legal Counsel
King & Spalding
Atlanta, Georgia

Annual Meeting
The annual meeting of shareholders will be held on Friday, April 26, 2002 at 10:00 a.m. at Four Seasons Hotel Atlanta, 75 Fourteenth Street, Atlanta, Georgia.

10-K Report
Harland's annual report on Form 10-K, together with the financial statements and the notes thereto, is filed with the Securities and Exchange Commission. Copies may be obtained without charge by contacting Harland's Investor Relations department. They are also available on the company's web site at www.harland.net.

Dividends
Cash dividends on Harland common stock are paid quarterly.

Direct Purchase and Dividend Reinvestment
Individuals may purchase initial shares of stock directly through the company's transfer agent. They may also increase their holdings through automatic reinvestment of cash dividends, automatic electronic debits or optional cash payment. Contact the transfer agent or Harland's Investor Relations department for more information.

Cautionary Statement
This annual report contains statements, which may constitute "forward-looking statements." These statements include statements regarding the intent, belief or current expectations of John H. Harland Company and members of its respective management, as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements. Reference is made to the Risk Factors and Cautionary Statements in Harland's Form 10-K and Form 10-Q filed under the Securities Exchange Act.

HARLAND

P.O. Box 105250
Atlanta, GA 30348
(770)981-9460